Exhibit 20

                     Cobra Electronics Announces
          Licensing Agreement with Code 3 (registered trademark)
             To Market Safety Alert (trademark) Transmitter
                 New Device Designed for Law Enforcement
                 and Emergency Vehicle Personnel Safety

                     Patent Application Approved

            Transmitter Warns Motorists with Safety Receivers
                       of Emergency Situations

     New York, NY, September 7, 1995 -- Cobra Electronics Corporation, a leader in the development of safety/radar detection systems and other consumer electronics products, and Code 3, the leading worldwide producer and distributor of emergency vehicle warning equipment, today announced an agreement to market Cobra's Safety Alert (trademark) transmitter to police, fire, emergency services, road construction and public utility organizations nationwide. The new safety device, which will be issued a patent this fall, will carry both the Cobra and Code 3 names.
     The Safety Alert (trademark) transmitter is designed to transmit signals from police and other vehicles involved in an emergency or road hazard situations directly to motorists. The signal is then picked up by all radar detectors currently in use or available for sale. In addition to law enforcement and emergency vehicle markets, Code 3 will also offer the transmitter to the "amber market" -- the public utility and road construction vehicles which are frequent roadside hazards.
     "More policemen are killed in the line of duty in auto pursuits than by gunfire. This new device can change that situation and make a very real difference," said John Pohl, Vice President of Marketing, Cobra Electronics Corporation. "With the Safety Alert system, the lives of police officers, fire fighters, ambulance and road crews -- as well as the general public -- will be much safer. We see our mission as moving ahead to put this important tool where it belongs -- in the hands of emergency and roadside utility personnel. We're working closely with Code 3 to reach these markets."
     The Safety Alert (trademark) transmitter will be built by Alpha Industries, Inc., a commercial wireless semiconductor, Gallium Arsenide Monolithic Microwave Integrated circuit (GaAsMMIC) and ceramic component manufacturer in radio, microwave and millimeter-wave frequencies. Noted Mr. Pohl, "Because people's lives will depend upon the reliability of the transmitter, we need the highest-quality manufacturer available. We know Alpha will deliver."

                  Safety Alert (Trademark): How It Works

     When an emergency vehicle is moving at a high speed, the Cobra Safety Alert (trademark) transmitter sends a signal to every radar detector up to three-quarters of a mile away. It works in fog, snow and even around curves -- conditions where a vehicle or hazard cannot be easily seen or heard.
     Once the emergency vehicle reaches its destination -- and if the vehicle is parked in such a way that it represents a road hazard -- the transmitter emits a different signal to warn drivers. This "road hazard" signal will also be transmitted by public utility and road construction vehicles whether parked or moving slowly.
     Independent tests indicate that drivers with detectors are actually safer drivers. When their detectors sound a warning signal, drivers slow down and look for potential hazards.


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                      Cobra-Engineered Technology

     Developed by a Cobra engineering team headed by David Oliva, the Safety Alert (trademark) transmitter works automatically to make police, rescue and other highway work safer. A small box with a self-contained transmitter is installed easily on any emergency, utility or construction vehicle. It is linked to the emergency light control, so when the emergency lights are turned on, the transmitter automatically sends out a safety alert signal. With almost 20 million radar detectors on the road, the signal will be received by many drivers. And when these drivers slow down in response, studies show that many nearby drivers will do the same. When the emergency lights are turned off, the transmitter is turned off too.
     The FCC-approved Cobra Safety Alert (trademark) transmitter, which has had its patent application approved and is scheduled to be issued its patent by November, 1995, currently transmits at two frequencies: one for an "emergency vehicle" (fast-moving vehicle) warning and one for a "roadside hazard" (parked or slow-moving vehicle) warning. A third frequency, for railroad trains, is in development. Older and less sophisticated radar detectors pick up these frequencies and sound an alert signal identical to the one emitted when a K-Bank speed monitoring device is used. In addition, "intelligent" detection systems, including three models marketed by Cobra, are capable of emitting a differentiated signal for each of the transmitter's frequencies.

                     Selling Safety Alert (trademark)

     Code 3 is a division of Public Safety Equipment, Inc. The world leader in warning lights, sirens, back-up alarms and traffic directing lights to police, emergency and utility vehicle fleets.
     According to Fred Twichell, Vice President of Sales for Code 3, "Safety Alert (trademark) will be highly beneficial to public agencies. In addition to improving highway safety, it will lead to dramatic reductions in vehicular repair expense and liability insurance."
     The Safety Alert (trademark) transmitter will be available for $299.
Code 3 will begin taking orders from police, fire, emergency services and the "amber market" in September; the product is slated to ship in October.

     Cobra Electronics Corporation (NASDAQ: COBR), with headquarters in Chicago, IL, designs and markets consumer electronics, including telecommunications products, safety/radar detection systems and citizens band radios in the U.S. and around the world.



















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